BANK OF AMERICA, N.A.
One Bryant Park
New York, NY 10036

August 21, 2012

Securities and Exchange Commission
Office of Rulemaking, Division of
       Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Katherine Hsu

Re:                          Morgan Stanley Capital I Trust 2011-C3
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 333-167764-01

Morgan Stanley Mortgage Capital Holdings LLC
Form ABS-15G for the Initial Period Ended December 31, 2011
Filed February 14, 2012
File No. 025-00606

Bank of America, National Association
Form ABS-15G for the Initial Period Ended December 31, 2011
Filed February 14, 2012
File No. 025-00530

Dear Ms. Hsu:

We thank you for your letter of comments dated August 13, 2012 that related to Bank of America, National Association’s Form ABS 15G for the Initial Period Ended December 31, 2011 (the “Filing”), File No. 025-00530.  We understand a copy of the staff’s letter will appear under the first File Number set forth above - File No. 333-167764-01.

In response to your letter we intend to file a Form ABS-15G/A amending the filing (as amended, the “Form ABS 15G/A”) no later than September 5, 2012 revising the language in the footnotes with respect to steps taken to prepare the filing.  The revised language is set out below.  At the time of that filing, we will notify you that the filing has been made.

REVISED TEXT:

In connection with the preparation of this filing, we undertook the following steps to gather the information required by this Form ABS-15G and Rule 15Ga-1: (i) identifying all asset-backed securities transactions in which we acted as a securitizer that were not the subject of a filing on Form ABS-15G by an affiliated securitizer, (ii) performing a diligent search of our records and the records of affiliates that acted as securitizers in our transactions for all relevant information, (iii) reviewing appropriate documentation from all relevant transactions to determine the parties responsible for enforcing representations and warranties, and any other parties to the transaction who might reasonably be expected to have received repurchase requests (such parties, “Demand Entities”), (iv) making written request of each Demand Entity to provide any information in its possession regarding requests or demands to repurchase any loans for a breach of a representation or warranty with respect to any relevant transaction that was not previously provided to us.  We followed up written requests made of Demand Entities as we deemed appropriate.   In addition, we requested information from trustees and other Demand Entities as to investor demands that occurred prior to July 22, 2010. It is possible that this disclosure does not contain information about all investor demands upon those parties made prior to July 22, 2010.

Bank of America, National Association acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the Form ABS 15G/A, (ii) the comments of the staff of the Securities and Exchange Commission does not foreclose the Commission from taking any action with respect to the Form ABS 15G/A and (iii) the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Todd Stillerman at 980-388-7451 if you have any questions or further comments.

Sincerely,

By: /s/ David S. Fallick
Name: David S. Fallick
Title: Managing Director

cc:       Todd Stillerman